International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2007

(Unaudited)

C O N T E N T S

March 31, 2007

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

Financial Statement Reporting	2
Management Reporting	2
Current Value Basis	4
Equity-to-Loans	8
Results of Operations	9
Net Income Allocations and Transfers	10

I B R D   C O N D E N S E D   F I N A N C I A L   S T A T E M E N T S

M A N A G E M E N T ’ S   D I S C U S S I O N   A N D   A N A L Y S I S

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2006 (FY 2006). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

IBRD prepares its financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP); referred to in this document as the “reported basis”.

As allowed under Statement of Financial Accounting Standards No.133, Accounting for Derivative Instruments and Hedging Activities, IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings. This standard allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative instruments are recognized immediately in earnings. In addition, effective July 1, 2006, IBRD early adopted Statement of Financial Accounting Standards No.155, Accounting for Certain Hybrid Financial Instruments which amends certain provisions of Statement of Financial Accounting Standards No.133. As a result, IBRD also recognizes at fair value, debt instruments which contain embedded derivatives that would otherwise be bifurcated and valued separately.

In this document, the above Statements of Financial Accounting Standards No. 133 and 155 are together referred to as “FAS 133 as amended.”

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value derivatives as well as underlying assets and liabilities, as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

FINANCIAL OVERVIEW

Table 1 presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.”(a)

On a current value basis, the net income for the nine months ended March 31, 2007 was $700 million, an increase of $670 million from $30 million in the same period in the previous fiscal year. The increase was primarily due to a favorable current value adjustment partially offset by the increase in Board of Governors-approved transfers and a lower release of provision for losses on loans and guarantees. For a detailed discussion on the key components contributing to the higher income, refer to the Current Value Basis section.

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio in order to minimize the impact of any interest rate and currency exchange rate movements on its

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities. This approach insulates IBRD’s balance sheet from material interest rate or currency exposure. A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133 as amended. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives.

IBRD’s application of FAS 133 as amended, accounts for all derivatives and certain debt instruments, at fair value, with changes in the fair value being recognized in earnings. IBRD’s portfolio of derivatives that convert long-dated fixed-rate borrowings into floating rate obligations are financially equivalent to fixed non-U.S. dollar rate assets. In general, the reported values of these derivatives will decline when market interest rates increase and vice versa. Although these derivatives economically offset other financial positions on plain vanilla bonds and loans, those positions are generally not accounted for at fair value. Consequently, the reported values of plain vanilla bonds and loans are not affected by interest rate movements. Thus an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

(a).          For the purpose of this document, “net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended” result from IBRD’s application of FAS 133 as amended.

risk bearing capacity. This ensures that IBRD’s risk bearing capacity, as measured by its equity-to-loans ratio, is protected from movements in interest rates and exchange rates though the US dollar value of equity may change with market changes.

The equity-to-loans ratio on a current value basis increased to 34.48% at March 31, 2007, from 31.56% at March 31, 2006 due to the combination of a reduction in IBRD’s loan portfolio and an increase in equity. The reduction in loans was as a result of the negative net disbursements for the period under comparison. The allocation to the General Reserve of $1,036 million from the FY 2006 net income increased equity. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details).

Table 1: Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Nine Months Ended		Full Year
	March 31, 2007	March 31, 2006	June 30, 2006
Lending Summary
Commitments to member countries(a)	7,536	9,089	14,135
Gross Disbursements(b)	8,443	7,879	11,883
Net Disbursements(b)	(5,920)	(2,505)	(1,741)
Reported Basis
Operating Income(c)	1,240	1,304	1,740
Board of Governors-approved Transfers	(947)	(650)	(650)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	341	(1,979)	(3,479)
Net Income (Loss)	634	(1,325)	(2,389)
Net Return on Average Interest-earning Assets(d)	1.32	1.33	1.34
after the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	0.68	(1.35)	(1.84)
Return on Equity(d)	4.64	5.08	5.05
after the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	2.25	(5.02)	(6.84)
Equity-to-Loans Ratio(e)	35.00	32.22	32.96
Current Value Basis
Net Income	700	30	640
of which current value adjustment	428	(621)	(446)
Net Return on Average Interest-earning Assets	0.74	0.03	0.49
Return on Equity	2.63	0.12	1.86
Equity-to-Loans Ratio	34.48	31.56	32.44

(a).       Commitments include guarantee commitments and guarantee facilities.

(b).       Amounts include transactions with International Finance Corporation and capitalized loan origination fees

(c).        For the purposes of this document Operating Income refers to net income before Board of Governors-approved transfers and the effect of net unrealized gains (losses) on non-trading derivative instruments, as required by FAS 133 as amended.

(d).       Before the effects of Board of Governors-approved transfers and net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended.

(e).        Ratios are presented before applying the effects of FAS 133 as amended.

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with reconciliation to the reported basis for the nine months ended March 31, 2007, are presented in Table 3.

A summary of the effects on net loss of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS

Loan Portfolio

All of IBRDs loans are made to, or guaranteed by, countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses, the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At March 31, 2007, the $1,243 million increase in IBRD’s loan balance from the reported basis to the current value basis as shown in Table 4 ($881 million—June 30, 2006) reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $362 million increase in the current value adjustment from June 30, 2006, was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated loans consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

Figure 1: IBRD’s U.S. Dollar Funding Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Borrowings Portfolio

The borrowings portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted using the rate at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

Table 2: Condensed Current Value Balance Sheets at March 31, 2007 and June 30, 2006

In millions of U.S. dollars

	March 31, 2007					June 30, 2006
	Reported Basis	Reversal of FAS 133 Effects(a)	Current Value Adjustment		Current Value Basis	Current Value Basis
Due from Banks	$741				$741	$758
Investments	22,685				22,685	25,826
Loans Outstanding	98,069		$1,243		99,312	103,885
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(2,531)				(2,531)	(2,783)
Swaps Receivable
Investments	7,870				7,870	7,525
Borrowings	69,246	$(1,058)	1,058		69,246	70,036
Other Assets/Liabilities	13	2	(2)		13	835
Client Operations	4,900	83	(83)		4,900	89
Other Assets	6,867		(296	)(b)	6,571	6,694
Total Assets	$207,860	$(973)	$1,920		$208,807	$212,865
Borrowings	$87,767	$1,183	$2,021		$90,971	$95,258
Swaps Payable
Investments	8,387				8,387	7,960
Borrowings	61,783	(30)	30		61,783	65,819
Other Assets/Liabilities	38	(24)	24		38	1,014
Client Operations	4,897	83	(83)		4,897	84
Other Liabilities	4,274				4,274	5,140
Total Liabilities	167,146	1,212	1,992		170,350	175,275
Paid-in Capital	11,486				11,486	11,483
Retained Earnings and Other Equity	29,228	(2,185)	(72)		26,971	26,107
Total Equity	40,714	(2,185)	(72)		38,457	37,590
Total Liabilities and Equity	$207,860	$(973)	$1,920		$208,807	$212,865

(a).       For the purposes of this document, net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended result from IBRD’s application of FAS 133 as amended.

(b).       Represents unamortized issuance cost of borrowings.

Table 3: Condensed Current Value Statements of Income for the Nine Months Ended:

In millions of U.S. dollars

	March 31, 2007			March 31, 2006
	Year to Date Reported Basis	Adjustments to Current Value	Year to Date Current Value Comprehensive Basis	Year to Date Current Value Comprehensive Basis
Income from Loans	$4,108		$4,108	$3,562
Income from Investments, net	895	$(21)	874	762
Other Income	189		189	200
Total Income	5,192	(21)	5,171	4,524
Borrowing Expense	3,340		3,340	2,858
Administrative Expense including contributions to Special Programs	868		868	831
Release of Provision for Losses on Loans and Guarantees	(256)	256
Other Expense				1
Total Expense	3,952	256	4,208	3,690
Operating Income (Loss)	1,240	(277)	963	834
Board of Governors-Approved Transfers	(947)		(947)	(650)
Current Value Adjustment		428	428	(621)
Release of Provision for Losses on Loans and Guarantees—Current Value		256	256	467
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended(a)	341	(341)
Net Income (Loss)	$634	$66	$700	$30

(a).       Unrealized gains (losses) on derivatives in the investment trading portfolio are included in Income from Investments, net.

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of March 31, 2007					Total Income Statement Effect for the Nine Months Ended
	Loans	Borrowings	Other Assets/ Liabilities	Total	Less Prior Years’ Effects	March 31, 2007	March 31, 2006
Total Current Value Adjustments on Balance Sheet	$1,243	$(1,290)	$(25)	$(72)	$246	$174	$(589)
Unrealized Gains (Losses) on Investments(a)						21	3
Currency Translation Adjustment(b)	845	(628)	16			233	(35)
Total Current Value Adjustments						$428	$(621)

(a).       Unrealized gains (losses) on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(b).       The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net loss for purposes of current value reporting.

At March 31, 2007, the $1,290 million increase in IBRD’s borrowings balance from the reported basis to the current value basis as shown in Table 4 ($1,076 million—June 30, 2006) reflects the average cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $214 million increase from June 30, 2006, in the current value adjustment was due primarily to the increase in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the downward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 1).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $670 million increase in net income on a current value basis, between the nine months ended March 31, 2007 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans increased by $546 million during the first nine months of FY 2007, in comparison with the same period in the previous fiscal year. The main reason for this increase was higher lending rates attributable to higher short-term interest rates.

Income from Investments

Income from investments increased by $112 million, due primarily to higher average market short-term interest rates during the first nine months of FY 2007, in comparison with the same period of FY 2006 (see Figure 2). The average duration of IBRD’s net investment portfolio is less than three months.

Borrowing Expenses

Borrowing expenses increased by $482 million during the first nine months of FY 2007, in comparison with the same period in FY 2006. With nearly two-thirds of the borrowings portfolio based on short-term U.S. dollar interest rates, the higher U.S. dollar six-month LIBOR rates in FY 2007 (see Figure 2) resulted in increased borrowing expenses. This was partially offset by a reduction in the average borrowings portfolio size between the periods.

Board of Governors-approved transfers

Board of Governors-approved transfers were higher by $297 million over the same period last year due primarily to increased transfers to the International Development Association (IDA).

Provision for Losses on Loans and Guarantees

For the first nine months of FY 2007, there was a $256 million release of provision for losses on loans and guarantees in comparison to a release of $467 million during the first nine months of FY 2006. The release of provision in each period reflects the combined impact of changes in the credit quality of the loans portfolio, the annual update of the expected default frequencies (probabilities of default to IBRD), and changes in the volume and distribution of loans and guarantees outstanding. The effect has been a decrease in income of $211 million between the two periods.

Current Value Adjustments

The current value adjustments for the nine months ended March 31, 2007 was $428 million (negative $621 million for the nine months ended March 31, 2006) as shown in Table 4. The current value adjustments reflect changes in both interest rates and currency exchange rates.

Impact of changes due to interest rates

The current value effect on the Income Statement of positive $174 million, during the nine months ended March 31, 2007, was primarily due to the lower U.S. dollar reference yield curve (see Figure 1). This adjustment was due to the increase in the current value adjustment on the loans portfolio of $362 million, partially offset by the increase in the current value adjustment on the borrowings portfolio of $214 million. These adjustments have been explained under the Current Value Balance Sheet Section. Conversely, during the same period last year, IBRD’s net income on a current value basis included a negative current value adjustment of $589 million primarily reflecting higher U.S. dollar reference market yield curve.

Impact of changes due to currency translation

The current value adjustment from currency translation adjustments of positive $233 million was primarily due to the appreciation of the euro (6.17%) partially offset by the depreciation of the Japanese yen (0.87%) against the U.S. dollar during the nine months ended March 31, 2007. Table 4 provides a breakdown of these adjustments by the loans and the borrowings portfolios. The loans portfolio contributed $845 million towards this increase. The euro and the Japanese yen accounted for approximately 18% and 4%, respectively, of the total loans portfolio, and 97% of the total non-U.S. dollar denominated loans at March 31, 2007. The borrowings portfolio accounted for a $628 million negative currency translation. The euro and the Japanese yen accounted for approximately 13% and 3%, respectively, of the total borrowings portfolio, and 96% of the total non-U.S. dollar denominated borrowings at March 31, 2007. In comparison, during the same period in the prior year, the impact of exchange rate changes on IBRD’s net assets resulted in a negative translation adjustment of $35 million due to the depreciation of the euro (0.78%) and Japanese yen (6.74%) against the U.S. dollar.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133 as amended, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in Table 5, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133 as amended, were higher at March 31, 2007 than at March 31, 2006. This was due to the decrease in net loans outstanding over the reporting dates under comparison and the allocation of FY 2006 net income to the General Reserve which increased equity.

Table 5: Equity-to-Loans

In millions of U.S. dollars

	March 31, 2007	June 30, 2006	March 31, 2006
Reported Basis
Equity-to-Loans Ratio(a)	35.00%	32.96%	32.22%
Current Value Basis
Equity Used in Equity-to-Loans Ratio(b)	$33,669	$33,093	$31,766
Loans outstanding and present value of guarantees, net of relevant accumulated provisions and deferred loan income	$97,659	$102,021	$100,650
Equity-to-Loans Ratio	34.48%	32.44%	31.56%

(a).       Ratios are presented before applying the effects of FAS 133 as amended.

(b).       The equity used in equity to loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 as amended adjustment and Current Value Adjustments.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2007, short-term interest rates for the U.S. dollar, Japanese yen, and the euro were higher than the comparative period in FY 2006. Figure 2 illustrates these general trends for the six-month LIBOR U.S. dollar rates. It is this short-term interest rate structure which drives loan interest income.

In contrast, the current value adjustment on the loans portfolio is based on interest rates which are dependent upon the term structure of the maturity profile of the loans. In the nine months ended March 31, 2007 there was a downward shift in these rates compared to the same period in FY 2006 (see Figure 1 for U.S. dollars). As a result there was a positive current value adjustment to the loans portfolio.

Figure 2: Six-Month LIBOR Interest Rates—U.S. Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the nine months ended March 31, 2007, operating income before applying the effects of FAS 133 as amended and Board of Governors-approved transfers, was $1,240 million, compared to $1,304 million for the same period in FY 2006. This decrease of $64 million in operating income is primarily explained by the following key factors:

•                  A $211 million decrease in the release of provision for losses on loans and guarantees. For the first nine months of FY 2007, there was a $256 million release of the provision for losses on loans and guarantees in comparison to a release of $467 million during the first nine months of FY 2006. The release of provision in each period reflects the combined impact of changes in the credit quality of the loans portfolio, the annual update of the expected default frequencies (probabilities of default to IBRD), and changes in the volume and distribution of loans and guarantees outstanding.

•                  A $204 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the equity-funded portion resulting from higher short term interest rates.

•                  A $49 million increase in net other expenses as a result of increased contributions to Special Programs.

Table 6: Net Income (Loss) — Reported Basis

In millions of U.S. dollars

	Nine Months Ended
	March 31, 2007	March 31, 2006
Loan Interest Income, Net of Funding Costs
Debt Funded	$159	$220
Equity Funded	1,425	1,160
Total Loan Interest Income, Net of Funding Costs	1,584	1,380
Other Loan Income	18	23
Release of Provision for Losses on Loans and Guarantees	256	467
Investment Income, Net of Funding Costs	62	65
Net Other Expenses	(680)	(631)
Operating Income	1,240	1,304
Board of Governors-Approved Transfers	(947)	(650)
Net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	341	(1,979)
Net Income (Loss)—Reported Basis	$634	$(1,325)

NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

IBRD’s application of FAS 133 as amended results in accounting for all derivatives and certain debt instruments at fair value. IBRD is a net USD variable rate payer on U.S. dollar interest rate swaps and currency swaps. IBRD is thus effectively short interest rates. During the first nine months of FY 2007, IBRD experienced net unrealized gains of $341 million. Most of the gains for FY07 resulted from U.S. dollar interest rate swaps and USD-South African Rand currency swaps, partially offset by the losses from USD-GBP currency swaps. U.S. dollars and South African Rand interest rate yield declined particularly at the longer-end, while GBP interest rate yield shifted upward during the period. In contrast, the effects of applying FAS 133 as amended resulted in net unrealized losses for the same period in FY 2006 primarily as a result of rising interest rates in the applicable currencies. It should be noted that at March 31, 2006, prior to the adoption of Statement of Financial Accounting Standards No.155, embedded derivatives were bifurcated and fair valued under the reported basis, while the host instruments were accounted for on an amortized cost basis.

Economically, increases or decreases in the values of the derivatives are generally offset by corresponding decreases or increases in the values of the related borrowings and loans to the extent that such borrowings and loans are all marked-to-market. FAS 133, as amended, requires that all derivatives and certain debt instruments be marked-to-market. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2006, and transfers from Surplus that have been approved by the Executive Directors and the Board of Governors during FY 2007, refer to the Notes to Financial Statements, Note C-Retained Earnings, Allocations and Transfers.

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CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2007 (Unaudited)	June 30, 2006 (Unaudited)
Assets
Due from banks	$741	$758
Investments—Trading	22,401	25,672
Securities purchased under resale agreements	284	154
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,745	1,766
Receivable from currency and interest rate swaps
Investments	7,870	7,525
Borrowings	69,246	70,036
Client operations	4,900	87
Other assets/liabilities	13	835
Loans outstanding—Note B
Total loans	131,055	137,942
Less undisbursed balance	32,986	34,938
Loans outstanding	98,069	103,004
Less:
Accumulated provision for loan losses	2,081	2,296
Deferred loan income	450	487
Net loans outstanding	95,538	100,221
Other assets	5,122	5,272
Total assets	$207,860	$212,326
Liabilities
Borrowings measured at amortized cost—Note G	$75,428	$95,835
Borrowings measured at fair value—Note G	12,339	—
Payable for currency and interest rate swaps
Investments	8,387	7,960
Borrowings	61,783	65,819
Client operations	4,897	84
Other assets/liabilities	38	1,014
Payable for Board of Governors-approved transfers—Note C	70	276
Other liabilities—Note B	4,204	4,864
Total liabilities	167,146	175,852
Equity
Capital stock—Authorized (1,581,724 shares—March 31, 2007; and June 30, 2006)
Subscribed (1,573,349 shares—March 31, 2007; and 1,572,661 shares—June 30, 2006)	189,801	189,718
Less uncalled portion of subscriptions	178,315	178,235
	11,486	11,483
Amounts to maintain value of currency holdings of paid-in capital stock	215	52
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	28,604	24,782
Accumulated other comprehensive income—Note E	409	157
Total equity	40,714	36,474
Total liabilities and equity	$207,860	$212,326

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2007	2006	2007	2006
Income
Loans—Note B	$1,353	$1,212	$4,108	$3,562
Investments—Trading	284	277	895	765
Other—Note D	65	74	189	200
Total income	1,702	1,563	5,192	4,527
Expenses
Borrowings	1,097	1,014	3,340	2,858
Administrative—Note F	258	262	742	740
Contributions to special programs	73	44	126	91
Release of provision for losses on loans and guarantees—Note B	(117)	(52)	(256)	(467)
Other	—	—	—	1
Total expenses	1,311	1,268	3,952	3,223
Net income before Board of Governors-approved transfers and net unrealized (losses) gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	391	295	1,240	1,304
Board of Governors-approved transfers	(80)	(35)	(947)	(650)
Net unrealized (losses) gains on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended—Note G	(200)	(1,045)	341	(1,979)
Net income (loss)	$111	$(785)	$634	$(1,325)

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2007	2006	2007	2006
Net income (loss)	$111	$(785)	$634	$(1,325)
Other comprehensive income—Note E
Reclassification of FAS 133 transition adjustment to net income	(7)	(10)	(24)	4
Currency translation adjustments	24	74	276	188
Total other comprehensive income	17	64	252	192
Comprehensive income (loss)	$128	$(721)	$886	$(1,133)

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2007	2006
Retained earnings at beginning of the fiscal year	$24,782	$27,171
Adjustment to beginning balance: Cumulative effect of adoption of FAS 155—Note G	3,188	—
Net income (loss) for the period	634	(1,325)
Retained earnings at end of the period	$28,604	$25,846

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2007	2006
Cash flows from investing activities
Loans
Disbursements	$(8,431)	$(7,847)
Principal repayments	8,237	8,580
Principal prepayments	6,126	1,804
Loan origination fees received	6	10
Net cash provided by investing activities	5,938	2,547
Cash flows from financing activities
Medium- and long-term borrowings
New issues	5,157	7,701
Retirements	(14,157)	(15,650)
Net short-term borrowings	(974)	3,126
Net currency and interest rate swaps—Borrowings	817	137
Net currency and interest rates swaps—Other assets/liabilities	(145)	—
Net maintenance of value settlements	62	80
Net cash used in financing activities	(9,240)	(4,606)
Cash flows from operating activities
Net income (loss)	634	(1,325)
Adjustments to reconcile net income (loss) to net cash provided by operating activities
Net unrealized (gains) losses on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended	(341)	1,979
Depreciation and amortization	777	688
Release of provision for losses on loans and guarantees	(256)	(467)
Changes in
Investments—Trading	3,531	2,501
Other assets and liabilities	(1,074)	(885)
Net cash provided by operating activities	3,271	2,491
Effect of exchange rate changes on unrestricted cash	2	(47)
Net (decrease) increase in unrestricted cash	(29)	385
Unrestricted cash at beginning of the fiscal year	65	505
Unrestricted cash at end of the period	$36	$890
Supplemental disclosure
Increase (decrease) in ending balances resulting from exchange rate fluctuations:
Loans outstanding	$985	$(451)
Investments—Trading	259	(166)
Borrowings	3,382	(2,706)
Currency and interest rate swaps—Borrowings	(2,759)	2,410
Capitalized loan origination fees included in total loans	12	32

The Notes to Financial Statements are an integral part of these Statements

NOTES TO FINANCIAL STATEMENTS

NOTE A—SIGNIFICANT ACCOUNTING POLICIES AND OTHER FINANCIAL INFORMATION

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2006 financial statements and notes included therein. In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first nine months of the current fiscal year are not necessarily indicative results that may be expected for the full year. Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation. In addition, the amounts in the prior period’s financial statements have been adjusted to reflect the change in accounting principle for Board of Governors-approved transfers that was made in the fourth quarter of the fiscal year ended June 30, 2006, which has been applied retrospectively.

Accounting and Reporting Developments

On July 1, 2006, IBRD early adopted Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (FAS 155), which amends certain provisions of FAS 133 and FAS 140. As permitted by FAS 155, IBRD has applied fair value measurement to qualifying debt instruments in its borrowings portfolio which are hybrid financial instruments. The impact of the adoption of FAS 155 as well as the related disclosure requirements are discussed further in Note G.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements. This standard is effective for annual periods beginning on or after November 15, 2007. IBRD is assessing the impact of this standard on its financial statements.

In September 2006, FASB issued Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. For IBRD, this standard is applicable to the annual financial statements as of June 30, 2007. As a result of the adoption of this standard, IBRD will begin to recognize the funded status of its defined benefit postretirement plans on the Balance Sheet at the end of the fiscal year ending June 30, 2007. In addition, changes in the funded status of these plans will be recognized through Comprehensive Income when they occur, to the extent they will not be recognized in net periodic benefit cost for the period.

In February 2007, FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This standard is effective for annual periods beginning after November 15, 2007. IBRD is assessing the impact of this standard on its financial statements.

Membership

Following Montenegro’s declaration of independence from Serbia on June 3, 2006, the Republic of Serbia assumed the membership of Serbia and Montenegro (SaM) in IBRD in July 2006, retaining SaM’s existing subscription and voting power.

On January 18, 2007, the Republic of Montenegro (Montenegro) became a member of IBRD. On that date, Montenegro subscribed to 688 shares with a par value of $83 million, of which $3.2 million was paid in and $79.8 million is subject to call. In addition, Montenegro agreed to assume responsibility for its portion of the financial obligations formerly undertaken by SaM with IBRD. The assumption will become effective once Montenegro has obtained parliamentary ratification and provided a satisfactory legal opinion to IBRD concerning the Assumption Agreement signed on January 18, 2007.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest owed by all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD.

The reduction in net income for the three and nine month periods ended March 31, 2007 and March 31,

2006 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine months Ended March 31, (Unaudited)
	2007	2006	2007	2006
Interest waivers	$37	$34	$113	$102
Commitment charge waivers	32	33	101	95
Front-end fee waivers	2	*	8	1
Total	$71	$67	$222	$198

* Indicates amount less than $0.5 million

Overdue Amounts

At March 31, 2007, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended March 31, 2007, June 30, 2006 and March 31, 2006:

In millions of U.S. dollars

	March 31, 2007 (Unaudited)	June 30, 2006
Recorded investment in nonaccrual loans(a)	$1,070	$1,038
Accumulated provision for loan losses on nonaccrual loans	$847	$816
Average recorded investment in nonaccrual loans for the period/fiscal year	$1,051	$2,365
Overdue amounts of nonaccrual loans	$1,139	$1,000
of which:
Principal	$670	$577
Interest and charges	$469	$423

(a).       A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

In millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)			Nine months Ended March 31, (Unaudited)
	2007	2006		2007	2006
Interest income recognized on loans in nonaccrual status at end of period	$—	$	*	$—	$1
Interest income not recognized as a result of loans being in nonaccrual status	$13		$13	$40	$38

* Indicates amount less than $0.5 million

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

In millions of U.S. dollars

	March 31, 2007 (Unaudited)
Borrower	Principal outstanding	Principal, interest and charges overdue	Nonaccrual since
Côte d’Ivoire	$470	$311	November 2004
Liberia	153	421	June 1987
Zimbabwe	447	407	October 2000
Total	$1,070	$1,139

Effective October 6, 2006, all loans to, or guaranteed by, Seychelles were restored to accrual status following the clearance of all overdue payments of loan principal, interest and charges due to IBRD by Seychelles. The impact of this event on income from loans for the nine months ended March 31, 2007 was less than $1 million, the majority of which represents income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

During the nine months ended March 31, 2006, all IBRD’s loans outstanding to SaM were restored to accrual status. As a result, income from loans during this period increased by $19 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the nine months ended March 31, 2007 and for the fiscal year ended June 30, 2006, are summarized below:

In millions of U.S. dollars

	March 31, 2007 (Unaudited)	June 30, 2006
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$2,307	$3,022
Release of provision for losses on loans and guarantees	(256)	(724)
Translation adjustment	40	9
Accumulated provision for losses on loans and guarantees, end of the period/fiscal year	$2,091	$2,307
Composed of:
Accumulated provision for loan losses	$2,081	$2,296
Accumulated provision for guarantee losses(a)	10	11
Total	$2,091	$2,307

(a).       The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $941 million were outstanding at March 31, 2007 ($995 million—June 30, 2006). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees. Most of these guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2024.

At March 31, 2007, liabilities of $21 million ($22 million—June 30, 2006), related to IBRD’s obligations under guarantees have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $10 million ($11 million—June 30, 2006).

During the nine months ended March 31, 2007, and March 31, 2006, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment.

For the nine months ended March 31, 2007, loans to one country generated in excess of 10 percent of loan income; this amounted to $477 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region, as of and for the nine months ended March 31, 2007, and March 31, 2006, is presented in the following table:

In millions of U.S. dollars

	March 31, 2007 (Unaudited)		March 31, 2006 (Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,831	$32	$1,987	$37
East Asia and Pacific	24,697	1,085	25,848	952
Europe and Central Asia	25,616	1,007	24,778	841
Latin America and the Caribbean	31,343	1,412	34,928	1,263
Middle East and North Africa	6,161	229	6,087	217
South Asia	8,353	340	7,727	248
Other(a)	68	3	90	4
Total	$98,069	$4,108	$101,445	$3,562

(a).       Represents loans to the International Finance Corporation (IFC), an affiliated organization.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income or expense, as well as Board of Governors-approved transfers.

(a).       For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standard No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

On August 10, 2006, IBRD’s Executive Directors approved the allocation of $1,036 million of the net income earned in the fiscal year ended June 30, 2006 to the General Reserve and $64 million to the Pension Reserve.

On September 20, 2006, IBRD’s Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2006: an immediate transfer of $500 million to the International Development Association (IDA), and the retention of $140 million as Surplus. In addition, the Board of Governors approved the transfer of $300 million to IDA out of the $400 million of net income previously retained as Surplus in the fiscal year ended June 30, 2004. The transfers to IDA were made as of September 30, 2006.

On September 20, 2006, IBRD’s Board of Governors approved the transfer of $70 million from Surplus to the Trust Fund for Lebanon. The transfer to the Trust Fund for Lebanon was made as of September 30, 2006.

On January 10, 2007, IBRD’s Board of Governors approved the transfer of $30 million from Surplus to replenish the Low-Income Countries Under Stress (LICUS) Implementation Trust Fund. In addition, on January 31, 2007, IBRD’s Board of Governors approved the transfer of $50 million from Surplus to the Trust Fund for Gaza and West Bank. These transfers were made as of March 31, 2007.

Subsequent Event - Transfer from Surplus

On April 23, 2007, IBRD’s Board of Governors approved the transfer of $10 million from Surplus to the Caribbean Catastrophe Risk Insurance Facility Trust Fund. This transfer will be charged to income in the subsequent reporting period coinciding with its approval.

Retained earnings comprises the following elements at March 31, 2007 and June 30, 2006:

In millions of U.S. dollars

	March 31, 2007 (Unaudited)	June 30, 2006
Special Reserve	$293	$293
General Reserve	23,947	22,912
Pension Reserve	1,087	1,023
Surplus	54	360
Cumulative FAS 133 Adjustments(a)	1,643	1,933
Unallocated Net Income (Loss)	1,580	(1,739)
Total	$28,604	$24,782

(a).       The balance at March 31, 2007 includes an adjustment to beginning retained earnings for the cumulative effect of adoption of FAS 155 totaling $3,188 million (See Note G).

NOTE D—OTHER INCOME

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. For the nine months ended March 31, 2007 and March 31, 2006, fee revenue associated with administrative services, was as follows:

In millions of U.S. dollars

	Nine months Ended March 31, (Unaudited)
	2007	2006
Service fee revenue	$181	$180
Included in these amounts are the following:
Fees charged to IFC	31	32
Fees charged to MIGA	6	6

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2007 and March 31, 2006:

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Nine Months Ended March 31, 2007 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$121	$500	$(464)	$157
Changes from period activity	276	—	(24)	252
Balance, end of the period	$397	$500	$(488)	$409

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Nine Months Ended March 31, 2006 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	188	—	4	192
Balance, end of the period	$36	$500	$(456)	$80

(a).       Reclassification of cumulative effect of change in accounting principle to net income.

NOTE F—PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine month periods ended March 31, 2007 and March 31, 2006:

In millions of U.S. dollars

	Three Months Ended March 31, 2007 (Unaudited)				Nine Months Ended March 31, 2007 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$65	$9		$3	$196	$27	$9
Interest cost	149	20		4	447	61	12
Expected return on plan assets	(206)	(23)		—	(617)	(71)	—
Amortization of prior service cost	2	(*	)	*	5	(1)	*
Amortization of unrecognized net loss	—	4		1	—	13	3
Net periodic pension cost	$10	$10		$8	$31	$29	$24
of which:
IBRD’s Share	$5	$5		$4	$14	$13	$11
IDA’s Share	$5	$5		$4	$17	$16	$13

In millions of U.S. dollars

	Three Months Ended March 31, 2006 (Unaudited)				Nine Months Ended March 31, 2006 (Unaudited)
	SRP	RSBP		PEBP	SRP	RSBP	PEBP
Benefit Costs
Service cost	$67	$9		$3	$201	$30	$10
Interest cost	115	17		2	344	50	7
Expected return on plan assets	(179)	(20)		—	(537)	(60)	—
Amortization of prior service cost	2	(*	)	*	5	(1)	*
Amortization of unrecognized net loss	10	8		1	30	24	1
Net periodic pension cost	$15	$14		$6	$43	$43	$18
of which:
IBRD’s Share	$7	$6		$3	$19	$20	$8
IDA’s Share	$8	$8		$3	$24	$23	$10

* Indicates amount less than $0.5 million.

At March 31, 2007, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during fiscal year 2007 remained unchanged from that disclosed in the June 30, 2006 financial statements: $149 million for the SRP and $67 million for the RSBP.

NOTE G—NET UNREALIZED GAINS (LOSSES) ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE, PER FAS 133 AS AMENDED

As described in Note A under Accounting and Reporting Developments, on July 1, 2006, IBRD early adopted FAS 155, which amends certain provisions of FAS 133. IBRD elected to apply FAS 155 to all qualifying hybrid debt instruments. Upon adoption of this Standard, the difference between the total carrying value of these debt instruments and their respective fair values amounted to $3,188 million, comprising $3,330 million in gross gains and $142 million in gross losses, determined on an instrument-by-instrument basis. This amount was recognized as a cumulative effect adjustment to beginning retained earnings, as required by the Standard.

Beginning with amounts presented for the reporting period ended September 30, 2006, IBRD has provided separate disclosure for the fair value amounts relating to hybrid debt instruments for which it has elected to apply FAS 155. These are reported as Borrowings measured at fair value on the Condensed Balance Sheet.

The net unrealized gains (losses) on non-trading derivatives and borrowings measured at fair value, per FAS 133 as amended, for the three and nine month periods ended March 31, 2007 and March 31, 2006 comprised:

In millions of U.S. dollars

	Three Months Ended March 31, (Unaudited)		Nine Months Ended March 31, (Unaudited)
	2007	2006	2007	2006
Net unrealized (losses) gains on:
Borrowings measured at fair value	$60	$—	$(917)	$—
Non-trading derivatives	(260)	(1,045)	1,258	(1,979)
Total	$(200)	$(1,045)	$341	$(1,979)

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REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Executive Directors
International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2007, and the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2007 and 2006, and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2007 and 2006. These interim financial statements are the responsibility of IBRD’s management.

We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statements of subscriptions to capital stock and voting power, of IBRD as of June 30, 2006, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 7, 2006, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheets as of June 30, 2006 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

May 14, 2007

TREREP_ACC_008

International Bank for Reconstruction and Development

Treasury Asset Liablity Risk System (TALRS)

SEC Report - Changes in Borrowings

Borrowings (MLT)  January 01, 2007 thru March 31, 2007

DESK:  IBRD

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date

New Borrowings

MTBOC

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0110AUD05.66		0000007687	AUD		60,000,000	46,773,000	16-Jan-2007	15-Jan-2010

BOND/SELL AUD/IBRD/GDIF/0109AUD05.22A		0000007693	AUD		10,000,000	7,895,500	24-Jan-2007	27-Jan-2009

BOND/SELL AUD/IBRD/GDIF/0709AUD05.49		0000007700	AUD		14,100,000	10,905,645	30-Jan-2007	30-Jul-2009

BOND/SELL AUD/IBRD/GDIF/0110AUD05.70		0000007701	AUD		10,000,000	7,734,500	30-Jan-2007	27-Jan-2010

BOND/SELL AUD/IBRD/GDIF/0210AUD05.70		0000007715	AUD		1,269,000	981,254	31-Jan-2007	01-Feb-2010

BOND/SELL AUD/IBRD/GDIF/0210AUD05.63		0000007711	AUD		9,500,000	7,339,225	01-Feb-2007	01-Feb-2010

BOND/SELL AUD/IBRD/GDIF/0810AUD05.80		0000007716	AUD		50,000,000	38,767,500	08-Feb-2007	11-Aug-2010

BOND/SELL AUD/IBRD/GDIF/0210AUD05.60		0000007739	AUD		438,000,000	343,589,100	20-Feb-2007	22-Feb-2010

BOND/SELL AUD/IBRD/GDIF/0809AUD05.46A		0000007754	AUD		6,500,000	5,129,475	27-Feb-2007	27-Aug-2009

BOND/SELL AUD/IBRD/GDIF/0209AUD05.52		0000007768	AUD		14,000,000	11,092,900	28-Feb-2007	27-Feb-2009

BOND/SELL AUD/IBRD/GDIF/0310AUD05.53		0000007767	AUD		30,000,000	23,224,500	08-Mar-2007	08-Mar-2010

BOND/SELL AUD/IBRD/GDIF/0309AUD05.04		0000007764	AUD		11,000,000	8,668,550	19-Mar-2007	25-Mar-2009

BOND/SELL AUD/IBRD/GDIF/0311AUD05.46		0000007794	AUD		21,000,000	16,929,150	28-Mar-2007	28-Mar-2011

Total By Currency						529,030,299

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0137JPYSTR		0000007689	JPY		300,000,000	2,490,453	16-Jan-2007	16-Jan-2037

BOND/SELL JPY/IBRD/GDIF/0137JPYSTR01		0000007691	JPY		500,000,000	4,150,755	16-Jan-2007	16-Jan-2037

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
BOND/SELL JPY/IBRD/GDIF/0137JPYSTR02		0000007699	JPY		1,000,000,000	8,278,488	29-Jan-2007	29-Jan-2037

BOND/SELL JPY/IBRD/GDIF/0137JPYSTR03		0000007705	JPY		800,000,000	6,622,791	29-Jan-2007	29-Jan-2037

BOND/SELL JPY/IBRD/GDIF/0227JPYSTR02		0000007723	JPY		500,000,000	4,147,829	05-Feb-2007	05-Feb-2027

BOND/SELL JPY/IBRD/GDIF/0237JPYSTR		0000007725	JPY		1,000,000,000	8,264,804	06-Feb-2007	06-Feb-2037

BOND/SELL JPY/IBRD/GDIF/0237JPYSTR01		0000007726	JPY		1,000,000,000	8,264,804	06-Feb-2007	06-Feb-2037

BOND/SELL JPY/IBRD/GDIF/0237JPYSTR02		0000007738	JPY		500,000,000	4,121,502	26-Feb-2007	26-Feb-2037

BOND/SELL JPY/IBRD/GDIF/0237JPYSTR03		0000007745	JPY		500,000,000	4,121,502	26-Feb-2007	27-Feb-2037

BOND/SELL JPY/IBRD/GDIF/0237JPYSTR06		0000007757	JPY		600,000,000	4,945,802	26-Feb-2007	26-Feb-2037

BOND/SELL JPY/IBRD/GDIF/0237JPYSTR04		0000007746	JPY		200,000,000	1,646,972	27-Feb-2007	27-Feb-2037

BOND/SELL JPY/IBRD/GDIF/0237JPYSTR05		0000007747	JPY		200,000,000	1,646,972	27-Feb-2007	27-Feb-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR		0000007756	JPY		600,000,000	5,084,530	05-Mar-2007	05-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR01		0000007777	JPY		200,000,000	1,716,517	08-Mar-2007	09-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR02		0000007776	JPY		1,250,000,000	10,656,891	13-Mar-2007	13-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR03		0000007778	JPY		500,000,000	4,262,756	13-Mar-2007	13-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0317JPYSTR03		0000007773	JPY		500,000,000	4,233,880	14-Mar-2007	14-Mar-2017

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR04		0000007789	JPY		700,000,000	5,963,791	19-Mar-2007	19-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR05		0000007795	JPY		500,000,000	4,259,851	19-Mar-2007	19-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0327JPYSTR08		0000007810	JPY		1,000,000,000	8,490,766	22-Mar-2007	23-Mar-2027

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
BOND/SELL JPY/IBRD/GDIF/0337JPYSTR07		0000007811	JPY		1,000,000,000	8,490,766	22-Mar-2007	19-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR06		0000007801	JPY		400,000,000	3,394,577	26-Mar-2007	26-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR08		0000007818	JPY		1,600,000,000	13,582,919	27-Mar-2007	27-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0327JPYSTR09		0000007821	JPY		1,000,000,000	8,489,325	27-Mar-2007	25-Mar-2027

BOND/SELL JPY/IBRD/GDIF/0727JPYSTR04		0000007796	JPY		1,000,000,000	8,460,595	28-Mar-2007	28-Jul-2027

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR09		0000007823	JPY		300,000,000	2,538,178	28-Mar-2007	30-Mar-2037

BOND/SELL JPY/IBRD/GDIF/0337JPYSTR10		0000007824	JPY		500,000,000	4,227,794	29-Mar-2007	30-Mar-2037

Total By Currency						152,555,811

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0309MXN07.25		0000007799	MXN		500,000,000	44,766,765	13-Mar-2007	13-Mar-2009

Total By Currency						44,766,765

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0109NZD06.32		0000007688	NZD		411,000,000	284,679,150	09-Jan-2007	08-Jan-2009

BOND/SELL NZD/IBRD/GDIF/0709NZD06.61		0000007696	NZD		70,000,000	48,772,500	18-Jan-2007	22-Jul-2009

BOND/SELL NZD/IBRD/GDIF/0209NZD06.12		0000007718	NZD		13,000,000	9,042,800	20-Feb-2007	25-Feb-2009

Total By Currency						342,494,450

Turkish Lira

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000007727	TRY		100,000,000	71,098,471	06-Feb-2007	06-Feb-2009

BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000007732	TRY		100,000,000	71,098,471	06-Feb-2007	06-Feb-2009

BOND/SELL TRY/IBRD/GDIF/0210TRY17.625		0000007755	TRY		100,000,000	72,059,088	20-Feb-2007	19-Feb-2010

BOND/SELL TRY/IBRD/GDIF/0212TRY16.00		0000007761	TRY		100,000,000	72,124,053	28-Feb-2007	28-Feb-2012

BOND/SELL TRY/IBRD/GDIF/0209TRY18.25		0000007797	TRY		100,000,000	69,747,167	08-Mar-2007	06-Feb-2009

Total By Currency						356,127,251

United States Dollar

BOND/SELL USD/IBRD/GDIF/0109USD03.72		0000007694	USD		10,000,000	10,000,000	24-Jan-2007	27-Jan-2009

BOND/SELL USD/IBRD/GDIF/0222USDSTR		0000007730	USD		10,000,000	10,000,000	07-Feb-2007	07-Feb-2022

BOND/SELL USD/IBRD/GDIF/0237USDSTR		0000007736	USD		30,000,000	30,000,000	16-Feb-2007	16-Feb-2037

BOND/SELL USD/IBRD/GDIF/0209USD03.78A		0000007717	USD		5,000,000	5,000,000	20-Feb-2007	25-Feb-2009

BOND/SELL USD/IBRD/GDIF/0210USD04.41		0000007740	USD		10,300,000	10,300,000	27-Feb-2007	26-Feb-2010

BOND/SELL USD/IBRD/GDIF/0308USD04.875		0000007807	USD		100,000,000	100,000,000	12-Mar-2007	13-Mar-2008

BOND/SELL USD/IBRD/GDIF/0308USD04.86		0000007809	USD		100,000,000	100,000,000	14-Mar-2007	17-Mar-2008

BOND/SELL USD/IBRD/GDIF/0909USD03.84		0000007763	USD		3,000,000	3,000,000	19-Mar-2007	25-Sep-2009

BOND/SELL USD/IBRD/GDIF/0308USD04.84		0000007825	USD		50,000,000	50,000,000	21-Mar-2007	25-Mar-2008

BOND/SELL USD/IBRD/GDIF/0308USD04.91		0000007827	USD		50,000,000	50,000,000	23-Mar-2007	25-Mar-2008

Total By Currency						368,300,000

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
South African Rand

BOND/SELL ZAR/IBRD/GDIF/0210ZAR07.80		0000007684	ZAR		60,000,000	8,350,730	11-Jan-2007	10-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/0109ZAR08.00		0000007685	ZAR		31,250,000	4,230,405	12-Jan-2007	15-Jan-2009

BOND/SELL ZAR/IBRD/GDIF/0210ZAR07.80A		0000007692	ZAR		60,000,000	8,383,401	22-Jan-2007	10-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/1208ZAR08.50		0000007698	ZAR		250,000,000	35,236,083	25-Jan-2007	18-Dec-2008

BOND/SELL ZAR/IBRD/GDIF/0210ZAR07.80B		0000007697	ZAR		55,000,000	7,681,564	29-Jan-2007	10-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/0110ZAR08.47		0000007713	ZAR		60,000,000	8,379,888	29-Jan-2007	29-Jan-2010

BOND/SELL ZAR/IBRD/GDIF/0109ZAR07.92		0000007702	ZAR		500,000,000	68,446,270	30-Jan-2007	20-Jan-2009

BOND/SELL ZAR/IBRD/GDIF/0210ZAR08.48		0000007722	ZAR		60,000,000	8,340,284	05-Feb-2007	05-Feb-2010

BOND/SELL ZAR/IBRD/GDIF/0809ZAR08.20		0000007712	ZAR		30,000,000	4,152,249	16-Feb-2007	19-Aug-2009

BOND/SELL ZAR/IBRD/GDIF/0310ZAR07.80		0000007735	ZAR		128,000,000	17,828,540	20-Feb-2007	10-Mar-2010

BOND/SELL ZAR/IBRD/GDIF/0509ZAR08.00		0000007741	ZAR		70,000,000	9,824,562	21-Feb-2007	21-May-2009

BOND/SELL ZAR/IBRD/GDIF/0209ZAR08.22		0000007728	ZAR		100,000,000	14,028,197	22-Feb-2007	10-Feb-2009

BOND/SELL ZAR/IBRD/GDIF/0310ZAR07.74		0000007758	ZAR		66,000,000	8,928,572	08-Mar-2007	10-Mar-2010

BOND/SELL ZAR/IBRD/GDIF/0309ZAR08.10		0000007759	ZAR		60,000,000	8,130,082	12-Mar-2007	10-Mar-2009

BOND/SELL ZAR/IBRD/GDIF/0310ZAR07.62		0000007781	ZAR		66,000,000	8,868,107	19-Mar-2007	10-Mar-2010

BOND/SELL ZAR/IBRD/GDIF/0310ZAR08.15		0000007815	ZAR		60,000,000	8,172,160	23-Mar-2007	23-Mar-2010

BOND/SELL ZAR/IBRD/GDIF/0309ZAR07.68		0000007817	ZAR		150,000,000	20,662,580	29-Mar-2007	25-Mar-2009

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
Total By Currency						249,643,672

Total						2,042,918,248

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/GDIF/0327USD00.00		0000007802	USD		2,000,000	2,000,000	27-Mar-2007	25-Mar-2027

BOND/SELL USD/IBRD/GDIF/0317USD00.00		0000007803	USD		4,500,000	4,500,000	27-Mar-2007	27-Mar-2017

Total By Currency						6,500,000

Total						6,500,000

Maturing Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0207AUD05.20		0000005851	AUD		338,000,000	265,144,100	20-Aug-2002	20-Feb-2007

BOND/SELL AUD/IBRD/GDIF/0307AUD04.00		0000006273	AUD		17,000,000	13,714,750	26-Mar-2003	26-Mar-2007

BOND/SELL AUD/IBRD/GDIF/0307AUD04.12		0000006263	AUD		85,000,000	68,565,250	27-Mar-2003	27-Mar-2007

BOND/SELL AUD/IBRD/GDIF/0107AUD05.19		0000006663	AUD		58,000,000	45,585,100	20-Jan-2004	19-Jan-2007

BOND/SELL AUD/IBRD/GDIF/0107AUD05.07		0000006665	AUD		40,000,000	31,234,000	28-Jan-2004	29-Jan-2007

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
BOND/SELL AUD/IBRD/GDIF/0207AUD05.03		0000006677	AUD		20,000,000	15,542,000	12-Feb-2004	13-Feb-2007

BOND/SELL AUD/IBRD/GDIF/0207AUD05.00		0000006675	AUD		61,000,000	47,665,400	17-Feb-2004	16-Feb-2007

BOND/SELL AUD/IBRD/GDIF/0207AUD05.00A		0000006688	AUD		141,000,000	111,185,550	26-Feb-2004	26-Feb-2007

BOND/SELL AUD/IBRD/GDIF/0307AUD05.00		0000006691	AUD		72,000,000	56,476,800	15-Mar-2004	15-Mar-2007

BOND/SELL AUD/IBRD/GDIF/0307AUD04.96		0000006720	AUD		12,000,000	9,681,000	25-Mar-2004	26-Mar-2007

BOND/SELL AUD/IBRD/GDIF/0107AUD04.25		0000006924	AUD		647,000,000	507,862,650	18-Jan-2005	18-Jan-2007

BOND/SELL AUD/IBRD/GDIF/0307AUD04.64		0000006969	AUD		15,000,000	11,804,250	28-Feb-2005	05-Mar-2007

Total By Currency						1,184,460,850

Euro Currency

BOND/SELL EUR/IBRD/GMTN/0107ITL09.30E		0000000293	EUR	ITL0606GMT01	516,456,899	679,244,114	05-Aug-1997	02-Jan-2007

BOND/SELL EUR/IBRD/GMTN/0107ITL09.30E		0000000294	EUR	ITL0606GMT02	129,114,225	169,811,029	08-Oct-1997	02-Jan-2007

BOND/SELL EUR/IBRD/GDIF/0810EURSTR		0000007101	EUR		900,000	1,165,950	01-Aug-2005	01-Feb-2007

BOND/SELL EUR/IBRD/GDIF/0311EURSTR		0000007375	EUR		320,000	425,664	23-Mar-2006	23-Mar-2007

Total By Currency						850,646,756

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0107NZD05.35		0000006668	NZD		684,000,000	475,482,600	20-Jan-2004	23-Jan-2007

BOND/SELL NZD/IBRD/GDIF/0107NZD05.57		0000006933	NZD		14,000,000	9,788,800	26-Jan-2005	26-Jan-2007

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
BOND/SELL NZD/IBRD/GDIF/0207NZD05.40		0000006954	NZD		472,000,000	323,980,800	15-Feb-2005	15-Feb-2007

BOND/SELL NZD/IBRD/GDIF/0307NZD05.68		0000006991	NZD		13,000,000	9,014,200	16-Mar-2005	19-Mar-2007

Total By Currency						818,266,400

Polish Zloty

BOND/SELL PLN/IBRD/GDIF/0207PLN08.00		0000005556	PLN		100,000,000	33,747,300	22-Feb-2002	22-Feb-2007

Total By Currency						33,747,300

United States Dollar

BOND/SELL USD/IBRD/COLTS/0207USD05.10		0000000553	USD	USD0302COL01	2,750,000	2,750,000	05-May-1988	01-Feb-2007

BOND/SELL USD/IBRD/GDIF/0107USD04.40		0000005475	USD		11,000,000	11,000,000	29-Jan-2002	30-Jan-2007

BOND/SELL USD/IBRD/GDIF/0207USD04.25		0000005540	USD		16,500,000	16,500,000	26-Feb-2002	26-Feb-2007

BOND/SELL USD/IBRD/GDIF/0307USD04.30		0000005604	USD		14,000,000	14,000,000	25-Mar-2002	26-Mar-2007

BOND/SELL USD/IBRD/GDIF/0207USD03.26		0000005875	USD		60,000,000	60,000,000	27-Aug-2002	27-Feb-2007

BOND/SELL USD/IBRD/GDIF/0107USD01.73		0000006673	USD		40,000,000	40,000,000	29-Jan-2004	29-Jan-2007

BOND/SELL USD/IBRD/GDIF/0307USDSTR02		0000006709	USD		100,000,000	100,000,000	22-Mar-2004	22-Mar-2007

BOND/SELL USD/IBRD/GDIF/0307USDSTR03		0000006719	USD		50,000,000	50,000,000	30-Mar-2004	30-Mar-2007

BOND/SELL USD/IBRD/GDIF/0107USDFLT		0000007331	USD		12,010,000	12,010,000	05-Dec-2005	16-Jan-2007

Total By Currency						306,260,000

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
Total						3,193,381,307

MTBOZ

Brazilian Real

BOND/SELL BRL/IBRD/GDIF/0207BRLSTR		0000006974	BRL		210,067,500	100,390,681	28-Feb-2005	23-Feb-2007

Total By Currency						100,390,681

Euro Currency

BOND/SELL EUR/IBRD/MLT/0207ITL00.00E		0000000233	EUR	ITL0025MLT01	495,798,623	642,307,116	31-Jan-1997	01-Feb-2007

Total By Currency						642,307,116

United States Dollar

BOND/SELL USD/IBRD/MLT/0207USD00.00		0000000495	USD	USD0189MLT52	18,000,000	18,000,000	06-Mar-1985	15-Feb-2007

BOND/SELL USD/IBRD/MLT/0207USD00.001		0000001067	USD	USD0196MLT06	20,000,000	20,000,000	07-Jan-1986	15-Feb-2007

						38,000,000
Total By Currency
						780,697,797
Total

Early Retirement

MTBOC

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR03		0000007686	JPY		1,000,000,000	8,375,560	05-Jan-2007	05-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0134JPYSTR02		0000007676	JPY		1,000,000,000	8,460,595	09-Jan-2007	05-Jan-2034

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR12		0000007678	JPY		1,000,000,000	8,436,683	10-Jan-2007	10-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0135JPYSTR02		0000007683	JPY		1,000,000,000	8,309,444	18-Jan-2007	18-Jan-2035

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR06		0000007695	JPY		1,600,000,000	13,182,286	22-Jan-2007	20-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0733JPYSTR01		0000007690	JPY		1,000,000,000	8,218,615	24-Jan-2007	21-Jul-2033

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR09		0000007703	JPY		700,000,000	5,794,942	29-Jan-2007	26-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0735JPYSTR12		0000007704	JPY		1,100,000,000	9,106,337	29-Jan-2007	27-Jul-2035

BOND/BUY JPY/IBRD/GDIF/0226JPYSTR06		0000007708	JPY		2,100,000,000	17,356,089	06-Feb-2007	06-Feb-2026

BOND/BUY JPY/IBRD/GDIF/0236JPYSTR		0000007724	JPY		500,000,000	4,132,402	06-Feb-2007	06-Feb-2036

BOND/BUY JPY/IBRD/GDIF/0235JPYSTR		0000007733	JPY		1,700,000,000	14,147,214	08-Feb-2007	08-Feb-2035

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR18		0000007734	JPY		2,500,000,000	20,712,510	09-Feb-2007	09-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0223JPYSTR		0000007706	JPY		1,300,000,000	10,687,713	13-Feb-2007	13-Feb-2023

BOND/BUY JPY/IBRD/GDIF/0226JPYSTR03		0000007707	JPY		1,100,000,000	9,043,450	13-Feb-2007	13-Feb-2026

BOND/BUY JPY/IBRD/GDIF/0233JPYSTR08		0000007710	JPY		1,300,000,000	10,687,713	13-Feb-2007	13-Feb-2033

BOND/BUY JPY/IBRD/GDIF/0231JPYSTR		0000007737	JPY		1,000,000,000	8,221,318	13-Feb-2007	13-Feb-2031

BOND/BUY JPY/IBRD/GDIF/1232JPYSTR12		0000007744	JPY		5,000,000,000	41,106,589	13-Feb-2007	03-Dec-2032

BOND/BUY JPY/IBRD/GDIF/0222JPYSTR		0000007709	JPY		1,700,000,000	13,938,425	14-Feb-2007	14-Feb-2022

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
BOND/BUY JPY/IBRD/GDIF/0820JPYSTR07		0000007714	JPY		1,000,000,000	8,388,558	20-Feb-2007	17-Aug-2020

BOND/BUY JPY/IBRD/GDIF/0233JPYSTR05		0000007719	JPY		1,000,000,000	8,388,558	20-Feb-2007	18-Feb-2033

BOND/BUY JPY/IBRD/GDIF/0233JPYSTR06		0000007720	JPY		2,100,000,000	17,615,972	20-Feb-2007	18-Feb-2033

BOND/BUY JPY/IBRD/GDIF/0233JPYSTR07		0000007721	JPY		1,200,000,000	10,066,270	20-Feb-2007	18-Feb-2033

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR14		0000007751	JPY		1,000,000,000	8,243,004	26-Feb-2007	25-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR15		0000007753	JPY		1,000,000,000	8,243,004	26-Feb-2007	25-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0335JPYSTR08		0000007742	JPY		600,000,000	5,084,530	05-Mar-2007	05-Mar-2035

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR20		0000007752	JPY		1,000,000,000	8,474,217	05-Mar-2007	04-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0322JPYSTR07		0000007743	JPY		1,700,000,000	14,713,519	07-Mar-2007	07-Mar-2022

BOND/BUY JPY/IBRD/GDIF/0935JPYSTR02		0000007775	JPY		1,000,000,000	8,655,011	07-Mar-2007	07-Sep-2035

BOND/BUY JPY/IBRD/GDIF/0932JPYSTR03		0000007748	JPY		1,000,000,000	8,588,852	09-Mar-2007	09-Sep-2032

BOND/BUY JPY/IBRD/GDIF/0335JPYSTR		0000007749	JPY		1,000,000,000	8,588,852	09-Mar-2007	09-Mar-2035

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR12		0000007750	JPY		1,000,000,000	8,588,852	09-Mar-2007	09-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0932JPYSTR		0000007760	JPY		5,000,000,000	42,944,258	09-Mar-2007	09-Sep-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR21		0000007782	JPY		1,000,000,000	8,540,074	12-Mar-2007	12-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0333JPYSTR		0000007769	JPY		1,000,000,000	8,525,513	15-Mar-2007	15-Mar-2033

BOND/BUY JPY/IBRD/GDIF/1031JPYSTR07		0000007798	JPY		3,000,000,000	25,576,538	15-Mar-2007	22-Oct-2031

BOND/BUY JPY/IBRD/GDIF/0323JPYSTR02		0000007762	JPY		2,200,000,000	18,743,344	19-Mar-2007	17-Mar-2023

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
BOND/BUY JPY/IBRD/GDIF/0332JPYSTR43		0000007765	JPY		1,600,000,000	13,631,523	19-Mar-2007	18-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR04		0000007766	JPY		1,000,000,000	8,519,702	19-Mar-2007	17-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR10		0000007772	JPY		3,000,000,000	25,559,105	19-Mar-2007	17-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR08		0000007806	JPY		2,100,000,000	17,891,374	19-Mar-2007	17-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0321JPYSTR09		0000007771	JPY		1,000,000,000	8,576,697	20-Mar-2007	20-Mar-2021

BOND/BUY JPY/IBRD/GDIF/0335JPYSTR04		0000007774	JPY		600,000,000	5,094,460	22-Mar-2007	22-Mar-2035

BOND/BUY JPY/IBRD/MLT/0332JPYSTR71		0000007731	JPY		1,100,000,000	9,335,087	26-Mar-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR61		0000007770	JPY		5,100,000,000	43,280,859	26-Mar-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR70		0000007779	JPY		7,000,000,000	59,405,100	26-Mar-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0322JPYSTR08		0000007780	JPY		1,300,000,000	11,032,376	26-Mar-2007	26-Mar-2022

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR16		0000007783	JPY		1,000,000,000	8,486,443	26-Mar-2007	25-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR		0000007784	JPY		2,000,000,000	16,972,886	26-Mar-2007	06-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR53		0000007785	JPY		1,300,000,000	11,032,376	26-Mar-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0334JPYSTR20		0000007788	JPY		5,000,000,000	42,432,215	26-Mar-2007	24-Mar-2034

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR50		0000007790	JPY		2,300,000,000	19,518,819	26-Mar-2007	25-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0333JPYSTR14		0000007800	JPY		1,100,000,000	9,335,087	26-Mar-2007	24-Mar-2033

BOND/BUY JPY/IBRD/GDIF/0832JPYSTR09		0000007813	JPY		5,000,000,000	42,432,215	26-Mar-2007	27-Aug-2032

BOND/BUY JPY/IBRD/GDIF/0931JPYSTR08		0000007814	JPY		5,000,000,000	42,432,215	26-Mar-2007	25-Sep-2031

BOND/BUY JPY/IBRD/GDIF/0935JPYSTR03		0000007786	JPY		2,000,000,000	16,978,649	27-Mar-2007	27-Sep-2035

		Trade		External	Currency	US$	Settlement	Maturity
Borrowing Type	Description	ID	Currency	ID	Amount	Equivalent	Date	Date
BOND/BUY JPY/IBRD/GDIF/0335JPYSTR10		0000007805	JPY		500,000,000	4,244,662	27-Mar-2007	27-Mar-2035

BOND/BUY JPY/IBRD/GDIF/0935JPYSTR05		0000007822	JPY		1,400,000,000	11,885,055	27-Mar-2007	27-Sep-2035

BOND/BUY JPY/IBRD/GDIF/0322JPYSTR10		0000007791	JPY		2,000,000,000	16,921,190	28-Mar-2007	28-Mar-2022

BOND/BUY JPY/IBRD/GDIF/0336JPYSTR05		0000007792	JPY		800,000,000	6,768,476	28-Mar-2007	28-Mar-2036

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR05		0000007793	JPY		2,000,000,000	16,921,190	28-Mar-2007	28-Mar-2031

Total By Currency						916,574,569

United States Dollar

BOND/BUY USD/IBRD/GDIF/0713USDSTR		0000007729	USD	BUYBACK	30,000,000	30,000,000	02-Feb-2007	02-Jul-2013

BOND/BUY USD/IBRD/GDIF/0315USDSTR02		0000007787	USD		30,000,000	30,000,000	26-Mar-2007	24-Mar-2015

BOND/BUY USD/IBRD/GDIF/0315USDSTR01		0000007808	USD		20,000,000	20,000,000	26-Mar-2007	24-Mar-2015

Total By Currency						80,000,000

Total						996,574,569